

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44770

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Merrion Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Elmer Street
(No. and Street)

Westfield	NJ	07090
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Spindel 212-509-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies
(Name – *if individual, state last, first, middle name*)

29 Broadway	New York	NY	10006
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Wigton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrion Securities, LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


ANNMARIE COGLIATI
Commission # 2371400
Notary Public, State of New Jersey
My Commission Expires
March 26, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) Independent Auditors' Report on Internal Accounting Control
- [x] (p) Notes to Financial Statements

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report

To the Members of
Merrion Securities, LLC

We have audited the accompanying statement of financial condition of Merrion Securities, LLC (the Company) as of December 31, 2011, and the related statements of income and members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrion Securities, LLC at December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental information shown on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

PKF O'Connor Davies

New York, New York
February 3, 2012

29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | Email: info@pkfny.com | www.pkfny.com

Merrion Securities, LLC

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash	$ 2,946
Due from broker	731,901
Equity securities	63,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $194,991	8,630
Other assets	61,961
	$ 868,938

LIABILITIES AND MEMBERS' EQUITY	
Accounts payable and accrued expenses	$ 52,183
Members' equity	816,755
	$ 868,938

See notes to financial statements

Merrion Securities, LLC

Statement of Income and Members' Equity
Year Ended December 31, 2011

INCOME	
Commissions	$ 1,309,851
Net loss on principal transactions	(57,458)
Interest and dividends, net	30,875
Other	669,110
	1,952,378
EXPENSES	
Employee compensation, benefits, and related expenses	1,444,467
Commissions	154,388
Clearing fees and floor brokerage	170,887
Professional fees	49,276
Rent	108,000
Market data	131,613
Depreciation and amortization	11,367
Other operating expenses	150,776
	2,220,774
Net Loss	(268,396)
MEMBERS' EQUITY	
Beginning of year	1,415,239
Distributions to members	(330,088)
End of year	$ 816,755

See notes to financial statements

Merrion Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (268,396)
Adjustments to reconcile net loss to net cash from operating activities	
Depreciation and amortization	11,367
Changes in operating assets and liabilities	
Securities owned	451,240
Due to/from broker	345,084
Other assets	5,543
Accounts payable and accrued expenses	(210,665)
Net Cash from Operating Activities	334,173
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(2,446)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to members	(330,088)
Net Change in Cash	1,639
CASH	
Beginning of year	1,307
End of year	$ 2,946

See notes to financial statements

1. Organization

Merrion Securities, LLC (the Company), a limited liability company, is a broker-dealer registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

All transactions are cleared through a clearing broker on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to their securities.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Proprietary securities transactions and related revenues and expenses are recorded on a trade-date basis.

Fair Value Measurements

The Company follows Financial Accounting Standard Board (FASB) guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable and are used to the extent that observable inputs do not exist.

2. Significant Accounting Policies *(continued)*

Investment Valuation

The Company's investments include non-marketable equity securities, which are not actively traded and are not quoted on an active exchange and, consequently, tend to be less liquid than traditional investments. The Company's accounting policy for valuation of these investments is as follows:

Non-marketable Equity Securities

The fair value of non-marketable equity securities has been estimated by the management based on the recent issuing price of the security at year end. This security is subject to restrictions upon resale, including a minimum holding period and limitations on the amount and manner of sales.

Due from Broker

Amounts receivable and payable to the clearing broker are recorded net on the statement of financial condition pursuant to master netting agreements.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost; maintenance and repairs are charged to operations. Depreciation expense is calculated using the straight-line method over the life of the respective assets. Leasehold improvements are amortized over the shorter of the lease term or the economic useful life of the improvements. The useful lives are as follows:

Office equipment	5 years
Furniture and fixtures	7 years
Leasehold improvements	5 years

2. Significant Accounting Policies *(continued)*

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and accordingly does not record a provision for income taxes because the individual members report their share of the Company's income or loss in their income tax returns. As a limited liability company, the liability of the Company's members is limited to the amount of the members' interest.

Accounting for Uncertainty in Income Taxes

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure. The Company is no longer subject to U.S. federal and state income tax examinations for periods prior to 2008.

Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition through the date that the financial statements were issued, which date is February 3, 2012.

3. Investments

The following table sets forth by level, within the fair value hierarchy the Company's investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Non-marketable equity securities - technology sector	$ -	$ -	$ 63,500	$ 63,500

There was no activity or change in fair value for investments measured using significant unobservable inputs (Level 3) during the year ended December 31, 2011.

Merrion Securities, LLC

Notes to Financial Statements
December 31, 2011

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company had net capital of approximately $682,664 which was approximately $582,664 in excess of its minimum requirement of $100,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii).

5. Off Balance Sheet Risk and Concentration of Credit Risk

The Company is engaged in various brokerage activities with other counterparties including customers and financial institutions. In the normal course of business, the Company may be exposed to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract, as a loss. A substantial portion of the Company's assets are in the custody of the clearing broker.

6. Related Party Transactions

Commission revenue from members, management and affiliates of the Company amounted to approximately $153,000 for 2011.

During 2011, the Company leased office space from an affiliate on a month-to-month basis. Total rent expense under the lease was $108,000 for the year ended December 31, 2011.

Other income includes $660,000 received from an affiliate for facilities and for professional and administrative services.

7. Major Customers

Commissions from three major customers represented approximately 40% of total commission revenue for the year ended December 31, 2011.

SUPPLEMENTAL SCHEDULE

Computation for Determination of Reserve
Requirements and Information Relating to Possession
or Control Requirements for Brokers and Dealers
Pursuant to Rule 15c3-3

December 31, 2011

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

(See accompanying independent auditors' report)

Merrion Securities, LLC

Computation of Net Capital Pursuant to Rule 15c3-1 of
the Securities and Exchange Commission
December 31, 2011

Members' equity at December 31, 2011	$ 816,755
Deductions and/or charges	
Non-allowable assets	
Non-marketable securities	63,500
Furniture, equipment and leasehold improvements, net	8,630
Other assets	61,961
	134,091
Net Capital	682,664
Minimum capital requirements (greater of 6-2/3% of aggregate indebtedness or $100,000)	100,000
Excess net capital	$ 582,664
Aggregate indebtedness	$ 52,183
Ratio of aggregate indebtedness to net capital	.07 to 1

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA Focus Report as of December 31, 2011.

See Independent Auditors' Report

Merrion Securities, LLC

Report of Independent Auditors on

Internal Accounting Control

Required By SEC Rule 17a-5

December 31, 2011

PKF
O'CONNOR
DAVIES

PKF

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

To the Members of
Merrion Securities, LLC

In planning and performing our audit of the financial statements of Merrion Securities, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.687.4346 | Email: info@pkfny.com | www.pkfny.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financials statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

New York, New York
February 3, 2012

Merrion Securities, LLC

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

December 31, 2011

PKF
O'CONNOR
DAVIES

PKF

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Members of Merrion Securities, LLC
210 Elmer Street
Westfield, New Jersey 07090

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Merrion Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Merrion Securities, LLC compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Merrion Securities, LLC management is responsible for Merrion Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement journals, noting no differences;

2. Compared the applicable amounts included in its audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the twelve months ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

29 Broadway, New York, NY 10006 | Tel: 212.867.8000 | Fax: 212.867.4346 | www.pkfny.com | info@pkfny.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF O'Connor Davies

February 3, 2012
Paramus, New Jersey

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7 (33-REV 7/10)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-44770 FINRA Dec-11
Merrion Securities, LLC
210 Elmer Street
Westfield NJ 7090

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Randolph Rogers (908) 654-0033

2. A.	General assessment (item 2e from page 2)		$ 2,927
B.	Less payment made with SIPC-6 filed (exclude interest) 7/25/2011 Date Paid		(1,525)
C.	Less prior overpayment applied		(-)
D.	Assessment balance due or (overpayment)		1,402
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum		-
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 1,402
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,402	
H.	Overpayment carried forward	$(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Merrion Securities, LLC
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the ____ day of February, 20 12.

Chief Financial Officer
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning January 1, 2011 and ending December 31, 2011 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,956,588
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	57,458
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	57,458
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	170,886
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Management services revenue; rental income	672,550
(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	843,436
2d. SIPC Net Operating Revenue	$ 1,170,610
2e. General Assessment @ .0025	$ 2,927 (to page 1, line 2.A.)

Merrion Securities, LLC

SIPC Assessment Reconciliation

December 31, 2011

SIPC - 7 - General Assessment	$	2,927
Less amounts paid:		
July 2011		1,525
Total payments through December 31, 2011		1,525
Amount due with Form SIPC-7 - paid in February 2012	$	1,402

SIPC Collection Agent: Securities Investor Protection Corporation